# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AleAnna, CIK 0001845123
CUSIP: 01444V103
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 300 CRESCENT COURT, SUITE 1860, DALLAS, Texas (TX), 75201
Date of event which requires filing of this statement: 06/23/2026
Filed by CIK 0001077495
Persons authorized to receive notices and communications: TRISTAN YOPP, 300 CRESCENT COURT, SUITE 1860, DALLAS, Texas (TX), 75201, 469-396-2200

## Reporting persons
- WILDER C JOHN (CIK 0001077495): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 62,268,545; sole dispositive power 0; shared dispositive power 62,268,545; aggregate amount beneficially owned 62,268,545 (93.03% of the class)
  Comment: (1) Includes (i) 30,152,940 shares of Class A common stock, par value $0.0001 per share, of AleAnna, Inc., a Delaware corporation (f/k/a Swiftmerge Acquisition Corp.) (the "Issuer" and such shares, "Class A Common Stock"), and (ii) 25,994,400 shares of Class A Common Stock that the Reporting Persons have the right to acquire within 60 days, in exchange for 25,994,400 shares of Class C common stock, par value $0.0001 per share, of the Issuer (Class C Common Stock and, together with the Class A Common Stock, the Common Stock) together with 25,994,400 Class C units of Swiftmerge HoldCo LLC, a Delaware limited liability company and wholly-owned subsidiary of the Issuer (HoldCo and such units, Class C HoldCo Units). The shares of Class C Common Stock together with the Class C HoldCo Units, and the shares of Class A Common Stock are beneficially owned by Nautilus Resources LLC, which are indirectly beneficially owned by C. John Wilder, Jr. and Susan Anne Wilder, as the managing members of JSW Interests LLC, which is the sole member of JSW Energy Holdings LLC, which is the general partner of JSW Energy Interests LP, which is the sole member of Bluescape Resources Investors LLC, which is the manager of Bluescape Resources Company LLC, which is the general partner of BRC Property Holdings LP, which is the manager of BRC-Oxy Marcellus Tax Partnership LLC, which is the sole member of BRC Exploration Holdings LLC, which is the sole member of Nautilus Resources LLC.
  
  (2) The John and Susan Wilder Foundation, to which C. John Wilder, Jr. manages and controls, together with his spouse, Susan Anne Wilder, directly beneficially owns 6,121,205 shares of Class A Common Stock.
  
  (3) Percentage of Class A Common Stock based on 66,934,400 shares outstanding, including the shares of Class A Common Stock to which the Reporting Persons are entitled to exchange therefor within 60 days upon the exchange of Class C Common Stock together with Class C HoldCo Units, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2026, filed with the Securities and Exchange Commission on May 14, 2026.
- Susan Anne Wilder: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 62,268,545; sole dispositive power 0; shared dispositive power 62,268,545; aggregate amount beneficially owned 62,268,545 (93.03% of the class)
  Comment: (1) Includes (i) 30,152,940 shares of Class A Common Stock and (ii) 25,994,400 shares of Class A Common Stock that the Reporting Persons have the right to acquire within 60 days, in exchange for 25,994,400 shares of Class C Common Stock together with 25,994,400 Class C HoldCo Units. The shares of Class C Common Stock together with the Class C HoldCo Units, and the shares of Class A Common Stock are beneficially owned by Nautilus Resources LLC, which are indirectly beneficially owned by C. John Wilder, Jr. and Susan Anne Wilder, as the managing members of JSW Interests LLC, which is the sole member of JSW Energy Holdings LLC, which is the general partner of JSW Energy Interests LP, which is the sole member of Bluescape Resources Investors LLC, which is the manager of Bluescape Resources Company LLC, which is the general partner of BRC Property Holdings LP, which is the manager of BRC-Oxy Marcellus Tax Partnership LLC, which is the sole member of BRC Exploration Holdings LLC, which is the sole member of Nautilus Resources LLC.
  
  (2) The John and Susan Wilder Foundation, to which C. John Wilder, Jr. manages and controls, together with his spouse, Susan Anne Wilder, directly beneficially owns 6,121,205 shares of Class A Common Stock.
  
  (3) Percentage of Class A Common Stock based on 66,934,400 shares outstanding, including the shares of Class A Common Stock to which the Reporting Persons are entitled to exchange therefor within 60 days upon the exchange of Class C Common Stock together with Class C HoldCo Units, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2026, filed with the Securities and Exchange Commission on May 14, 2026.
- JSW Interests LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 56,147,340; sole dispositive power 0; shared dispositive power 56,147,340; aggregate amount beneficially owned 56,147,340 (83.88% of the class)
  Comment: (1) Includes (i) 30,152,940 shares of Class A Common Stock and (ii) 25,994,400 shares of Class A Common Stock that the Reporting Persons have the right to acquire within 60 days, in exchange for 25,994,400 shares of Class C Common Stock together with 25,994,400 Class C HoldCo Units. The shares of Class C Common Stock together with the Class C HoldCo Units, and the shares of Class A Common Stock are beneficially owned by Nautilus Resources LLC, which are indirectly beneficially owned by C. John Wilder, Jr. and Susan Anne Wilder, as the managing members of JSW Interests LLC, which is the sole member of JSW Energy Holdings LLC, which is the general partner of JSW Energy Interests LP, which is the sole member of Bluescape Resources Investors LLC, which is the manager of Bluescape Resources Company LLC, which is the general partner of BRC Property Holdings LP, which is the manager of BRC-Oxy Marcellus Tax Partnership LLC, which is the sole member of BRC Exploration Holdings LLC, which is the sole member of Nautilus Resources LLC.
  
  (2) Percentage of Class A Common Stock based on 66,934,400 shares outstanding, including the shares of Class A Common Stock to which the Reporting Persons are entitled to exchange therefor within 60 days upon the exchange of Class C Common Stock together with Class C HoldCo Units, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2026, filed with the Securities and Exchange Commission on May 14, 2026.
- JSW Energy Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 56,147,340; sole dispositive power 0; shared dispositive power 56,147,340; aggregate amount beneficially owned 56,147,340 (83.88% of the class)
  Comment: (1) Includes (i) 30,152,940 shares of Class A Common Stock and (ii) 25,994,400 shares of Class A Common Stock that the Reporting Persons have the right to acquire within 60 days, in exchange for 25,994,400 shares of Class C Common Stock together with 25,994,400 Class C HoldCo Units. The shares of Class C Common Stock together with the Class C HoldCo Units, and the shares of Class A Common Stock are beneficially owned by Nautilus Resources LLC, which are indirectly beneficially owned by C. John Wilder, Jr. and Susan Anne Wilder, as the managing members of JSW Interests LLC, which is the sole member of JSW Energy Holdings LLC, which is the general partner of JSW Energy Interests LP, which is the sole member of Bluescape Resources Investors LLC, which is the manager of Bluescape Resources Company LLC, which is the general partner of BRC Property Holdings LP, which is the manager of BRC-Oxy Marcellus Tax Partnership LLC, which is the sole member of BRC Exploration Holdings LLC, which is the sole member of Nautilus Resources LLC.
  
  (2) Percentage of Class A Common Stock based on 66,934,400 shares outstanding, including the shares of Class A Common Stock to which the Reporting Persons are entitled to exchange therefor within 60 days upon the exchange of Class C Common Stock together with Class C HoldCo Units, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2026, filed with the Securities and Exchange Commission on May 14, 2026.
- JSW Energy Interests LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 56,147,340; sole dispositive power 0; shared dispositive power 56,147,340; aggregate amount beneficially owned 56,147,340 (83.88% of the class)
  Comment: (1) Includes (i) 30,152,940 shares of Class A Common Stock and (ii) 25,994,400 shares of Class A Common Stock that the Reporting Persons have the right to acquire within 60 days, in exchange for 25,994,400 shares of Class C Common Stock together with 25,994,400 Class C HoldCo Units. The shares of Class C Common Stock together with the Class C HoldCo Units, and the shares of Class A Common Stock are beneficially owned by Nautilus Resources LLC, which are indirectly beneficially owned by C. John Wilder, Jr. and Susan Anne Wilder, as the managing members of JSW Interests LLC, which is the sole member of JSW Energy Holdings LLC, which is the general partner of JSW Energy Interests LP, which is the sole member of Bluescape Resources Investors LLC, which is the manager of Bluescape Resources Company LLC, which is the general partner of BRC Property Holdings LP, which is the manager of BRC-Oxy Marcellus Tax Partnership LLC, which is the sole member of BRC Exploration Holdings LLC, which is the sole member of Nautilus Resources LLC.
  
  (2) Percentage of Class A Common Stock based on 66,934,400 shares outstanding, including the shares of Class A Common Stock to which the Reporting Persons are entitled to exchange therefor within 60 days upon the exchange of Class C Common Stock together with Class C HoldCo Units, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2026, filed with the Securities and Exchange Commission on May 14, 2026.
- Bluescape Resources Investors LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 56,147,340; sole dispositive power 0; shared dispositive power 56,147,340; aggregate amount beneficially owned 56,147,340 (83.88% of the class)
  Comment: (1) Includes (i) 30,152,940 shares of Class A Common Stock and (ii) 25,994,400 shares of Class A Common Stock that the Reporting Persons have the right to acquire within 60 days, in exchange for 25,994,400 shares of Class C Common Stock together with 25,994,400 Class C HoldCo Units. The shares of Class C Common Stock together with the Class C HoldCo Units, and the shares of Class A Common Stock are beneficially owned by Nautilus Resources LLC, which are indirectly beneficially owned by C. John Wilder, Jr. and Susan Anne Wilder, as the managing members of JSW Interests LLC, which is the sole member of JSW Energy Holdings LLC, which is the general partner of JSW Energy Interests LP, which is the sole member of Bluescape Resources Investors LLC, which is the manager of Bluescape Resources Company LLC, which is the general partner of BRC Property Holdings LP, which is the manager of BRC-Oxy Marcellus Tax Partnership LLC, which is the sole member of BRC Exploration Holdings LLC, which is the sole member of Nautilus Resources LLC.
  
  (2) Percentage of Class A Common Stock based on 66,934,400 shares outstanding, including the shares of Class A Common Stock to which the Reporting Persons are entitled to exchange therefor within 60 days upon the exchange of Class C Common Stock together with Class C HoldCo Units, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2026, filed with the Securities and Exchange Commission on May 14, 2026.
- Bluescape Resources Company LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 56,147,340; sole dispositive power 0; shared dispositive power 56,147,340; aggregate amount beneficially owned 56,147,340 (83.88% of the class)
  Comment: (1) Includes (i) 30,152,940 shares of Class A Common Stock and (ii) 25,994,400 shares of Class A Common Stock that the Reporting Persons have the right to acquire within 60 days, in exchange for 25,994,400 shares of Class C Common Stock together with 25,994,400 Class C HoldCo Units. The shares of Class C Common Stock together with the Class C HoldCo Units, and the shares of Class A Common Stock are beneficially owned by Nautilus Resources LLC, which are indirectly beneficially owned by C. John Wilder, Jr. and Susan Anne Wilder, as the managing members of JSW Interests LLC, which is the sole member of JSW Energy Holdings LLC, which is the general partner of JSW Energy Interests LP, which is the sole member of Bluescape Resources Investors LLC, which is the manager of Bluescape Resources Company LLC, which is the general partner of BRC Property Holdings LP, which is the manager of BRC-Oxy Marcellus Tax Partnership LLC, which is the sole member of BRC Exploration Holdings LLC, which is the sole member of Nautilus Resources LLC.
  
  (2) Percentage of Class A Common Stock based on 66,934,400 shares outstanding, including the shares of Class A Common Stock to which the Reporting Persons are entitled to exchange therefor within 60 days upon the exchange of Class C Common Stock together with Class C HoldCo Units, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2026, filed with the Securities and Exchange Commission on May 14, 2026.
- BRC Property Holdings LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 56,147,340; sole dispositive power 0; shared dispositive power 56,147,340; aggregate amount beneficially owned 56,147,340 (83.88% of the class)
  Comment: (1) Includes (i) 30,152,940 shares of Class A Common Stock and (ii) 25,994,400 shares of Class A Common Stock that the Reporting Persons have the right to acquire within 60 days, in exchange for 25,994,400 shares of Class C Common Stock together with 25,994,400 Class C HoldCo Units. The shares of Class C Common Stock together with the Class C HoldCo Units, and the shares of Class A Common Stock are beneficially owned by Nautilus Resources LLC, which are indirectly beneficially owned by C. John Wilder, Jr. and Susan Anne Wilder, as the managing members of JSW Interests LLC, which is the sole member of JSW Energy Holdings LLC, which is the general partner of JSW Energy Interests LP, which is the sole member of Bluescape Resources Investors LLC, which is the manager of Bluescape Resources Company LLC, which is the general partner of BRC Property Holdings LP, which is the manager of BRC-Oxy Marcellus Tax Partnership LLC, which is the sole member of BRC Exploration Holdings LLC, which is the sole member of Nautilus Resources LLC.
  
  (2) Percentage of Class A Common Stock based on 66,934,400 shares outstanding, including the shares of Class A Common Stock to which the Reporting Persons are entitled to exchange therefor within 60 days upon the exchange of Class C Common Stock together with Class C HoldCo Units, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2026, filed with the Securities and Exchange Commission on May 14, 2026.
- BRC-Oxy Marcellus Tax Partnership LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 56,147,340; sole dispositive power 0; shared dispositive power 56,147,340; aggregate amount beneficially owned 56,147,340 (83.88% of the class)
  Comment: (1) Includes (i) 30,152,940 shares of Class A Common Stock and (ii) 25,994,400 shares of Class A Common Stock that the Reporting Persons have the right to acquire within 60 days, in exchange for 25,994,400 shares of Class C Common Stock together with 25,994,400 Class C HoldCo Units. The shares of Class C Common Stock together with the Class C HoldCo Units, and the shares of Class A Common Stock are beneficially owned by Nautilus Resources LLC, which are indirectly beneficially owned by C. John Wilder, Jr. and Susan Anne Wilder, as the managing members of JSW Interests LLC, which is the sole member of JSW Energy Holdings LLC, which is the general partner of JSW Energy Interests LP, which is the sole member of Bluescape Resources Investors LLC, which is the manager of Bluescape Resources Company LLC, which is the general partner of BRC Property Holdings LP, which is the manager of BRC-Oxy Marcellus Tax Partnership LLC, which is the sole member of BRC Exploration Holdings LLC, which is the sole member of Nautilus Resources LLC.
  
  (2) Percentage of Class A Common Stock based on 66,934,400 shares outstanding, including the shares of Class A Common Stock to which the Reporting Persons are entitled to exchange therefor within 60 days upon the exchange of Class C Common Stock together with Class C HoldCo Units, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2026, filed with the Securities and Exchange Commission on May 14, 2026.
- BRC Exploration Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 56,147,340; sole dispositive power 0; shared dispositive power 56,147,340; aggregate amount beneficially owned 56,147,340 (83.88% of the class)
  Comment: (1) Includes (i) 30,152,940 shares of Class A Common Stock and (ii) 25,994,400 shares of Class A Common Stock that the Reporting Persons have the right to acquire within 60 days, in exchange for 25,994,400 shares of Class C Common Stock together with 25,994,400 Class C HoldCo Units. The shares of Class C Common Stock together with the Class C HoldCo Units, and the shares of Class A Common Stock are beneficially owned by Nautilus Resources LLC, which are indirectly beneficially owned by C. John Wilder, Jr. and Susan Anne Wilder, as the managing members of JSW Interests LLC, which is the sole member of JSW Energy Holdings LLC, which is the general partner of JSW Energy Interests LP, which is the sole member of Bluescape Resources Investors LLC, which is the manager of Bluescape Resources Company LLC, which is the general partner of BRC Property Holdings LP, which is the manager of BRC-Oxy Marcellus Tax Partnership LLC, which is the sole member of BRC Exploration Holdings LLC, which is the sole member of Nautilus Resources LLC.
  
  (2) Percentage of Class A Common Stock based on 66,934,400 shares outstanding, including the shares of Class A Common Stock to which the Reporting Persons are entitled to exchange therefor within 60 days upon the exchange of Class C Common Stock together with Class C HoldCo Units, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2026, filed with the Securities and Exchange Commission on May 14, 2026.
- Nautilus Resources LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 56,147,340; shared voting power 0; sole dispositive power 56,147,340; shared dispositive power 0; aggregate amount beneficially owned 56,147,340 (83.88% of the class)
  Comment: (1) Includes (i) 30,152,940 shares of Class A Common Stock and (ii) 25,994,400 shares of Class A Common Stock that the Reporting Persons have the right to acquire within 60 days, in exchange for 25,994,400 shares of Class C Common Stock together with 25,994,400 Class C HoldCo Units. The shares of Class C Common Stock together with the Class C HoldCo Units, and the shares of Class A Common Stock are beneficially owned by Nautilus Resources LLC, which are indirectly beneficially owned by C. John Wilder, Jr. and Susan Anne Wilder, as the managing members of JSW Interests LLC, which is the sole member of JSW Energy Holdings LLC, which is the general partner of JSW Energy Interests LP, which is the sole member of Bluescape Resources Investors LLC, which is the manager of Bluescape Resources Company LLC, which is the general partner of BRC Property Holdings LP, which is the manager of BRC-Oxy Marcellus Tax Partnership LLC, which is the sole member of BRC Exploration Holdings LLC, which is the sole member of Nautilus Resources LLC.
  
  (2) Percentage of Class A Common Stock based on 66,934,400 shares outstanding, including the shares of Class A Common Stock to which the Reporting Persons are entitled to exchange therefor within 60 days upon the exchange of Class C Common Stock together with Class C HoldCo Units, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2026, filed with the Securities and Exchange Commission on May 14, 2026.
- John and Susan Wilder Foundation: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 6,121,205; shared voting power 0; sole dispositive power 6,121,205; shared dispositive power 0; aggregate amount beneficially owned 6,121,205 (9.15% of the class)
  Comment: (1) The John and Susan Wilder Foundation, to which C. John Wilder, Jr. manages and controls, together with his spouse, Susan Anne Wilder, directly beneficially owns 6,121,205 shares of Class A Common Stock.
  
  (2) Percentage of Class A Common Stock based on 66,934,400 shares outstanding, including the shares of Class A Common Stock to which the Reporting Persons are entitled to exchange therefor within 60 days upon the exchange of Class C Common Stock together with Class C HoldCo Units, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2026, filed with the Securities and Exchange Commission on May 14, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: AleAnna
Address of issuer's principal executive offices: 300 CRESCENT COURT, SUITE 1860, DALLAS, Texas (TX), 75201
Comment: This Amendment No. 2 to Schedule 13D (this "Amendment") relates to shares of Class A Common Stock, par value $0.0001 per share ("Class A Common Stock"), of AleAnna, Inc., a Delaware corporation (the "Issuer"). This Amendment amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission (the "SEC") by (i) C. John Wilder, Jr., (ii) Susan Anne Wilder, (iii) JSW Interests LLC, a Delaware limited liability company, (iv) JSW Energy Holdings LLC, a Delaware limited liability company, (v) JSW Energy Interests LP, a Delaware limited partnership, (vi) Bluescape Resources Investors LLC, a Delaware limited liability company, (vii) Bluescape Resources Company LLC, a Delaware limited liability company, (viii) BRC Property Holdings LP, a Delaware limited partnership, (ix) BRC-Oxy Marcellus Tax Partnership LLC, a Delaware limited liability company, (x) BRC Exploration Holdings LLC, a Delaware limited liability company, (xi) Nautilus Resources LLC, a Delaware limited liability company ("Nautilus"), and (xii) the John and Susan Wilder Foundation, a private foundation (the "Foundation"), by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D filed with the SEC.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby supplemented by adding the following:

On June 23, 2026, the John and Susan Wilder Foundation gifted 453,451 shares of Class A Common Stock to a church as permitted by Rule 144.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Persons is stated in Items 11 and 13 on the cover page(s) hereto.

The Reporting Persons declare that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such persons are, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of Shares as to which each Reporting Person has:

(i) sole power to vote or to direct the vote: See Item 7 on the cover page(s) hereto.

(ii) shared power to vote or to direct the vote: See Item 8 on the cover page(s) hereto.

(iii) sole power to dispose or to direct the disposition of: See Item 9 on the cover page(s) hereto.

(iv) shared power to dispose or to direct the disposition of: See Item 10 on the cover page(s) hereto.
Transactions in the class effected during the past sixty days: The information provided in Item 4 is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1* Joint Filing Agreement pursuant to Rule 13d-1(k) (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed with the Securities and Exchange Commission on December 20, 2024 by the Reporting Persons (File No. 005-93179)).

## Signatures
- WILDER C JOHN: /s/ Tristan Yopp, Tristan Yopp, Attorney-in-fact* (06/23/2026)
- Susan Anne Wilder: /s/ Tristan Yopp, Tristan Yopp, Attorney-in-fact* (06/23/2026)
- JSW Interests LLC: /s/ Tristan Yopp, Tristan Yopp, Attorney-in-fact* (06/23/2026)
- JSW Energy Holdings LLC: /s/ Tristan Yopp, Tristan Yopp, Attorney-in-fact* (06/23/2026)
- JSW Energy Interests LP: /s/ Tristan Yopp, Tristan Yopp, Attorney-in-fact* (06/23/2026)
- Bluescape Resources Investors LLC: /s/ Tristan Yopp, Tristan Yopp, Attorney-in-fact* (06/23/2026)
- Bluescape Resources Company LLC: /s/ Tristan Yopp, Tristan Yopp, Attorney-in-fact* (06/23/2026)
- BRC Property Holdings LP: /s/ Tristan Yopp, Tristan Yopp, Attorney-in-fact* (06/23/2026)
- BRC-Oxy Marcellus Tax Partnership LLC: /s/ Tristan Yopp, Tristan Yopp, Attorney-in-fact* (06/23/2026)
- BRC Exploration Holdings LLC: /s/ Tristan Yopp, Tristan Yopp, Attorney-in-fact* (06/23/2026)
- Nautilus Resources LLC: /s/ Tristan Yopp, Tristan Yopp, Attorney-in-fact* (06/23/2026)
- John and Susan Wilder Foundation: /s/ Tristan Yopp, Tristan Yopp, Attorney-in-fact* (06/23/2026)